SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 3, 2004

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.             Nokia Press Releases dated December 3, 2004 and titled:

Changes in the Nokia Group Executive Board:

Sari Baldauf hands off the baton as Simon Beresford-Wylie is appointed to head Nokia’s infrastructure business

Dr. JT Bergqvist resigns from Nokia

PRESS RELEASE

December 3, 2004

Changes in the Nokia Group Executive Board:

Sari Baldauf hands off the baton as Simon Beresford-Wylie is appointed to head Nokia’s infrastructure business

Espoo, Finland - Nokia announced today the appointment of Simon Beresford-Wylie as Executive Vice President and General Manager, Networks, and member of the Nokia Group Executive Board, as of February 1, 2005. This appointment follows Sari Baldauf’s long-planned decision to pursue new personal challenges outside Nokia.

Mr. Beresford-Wylie, a 46-year old Australian, has worked for Nokia since 1998. During his career at Nokia he has held several senior management positions close to the customer interface both in Europe and in Asia. He is currently in charge of Nokia’s infrastructure business in Asia and is a member of Networks’ management team. In his new position, Mr. Beresford-Wylie will be based in Finland.

“I have been aware of Sari Baldauf’s plans for quite a long time, and the changes in Networks’ management we are announcing today are a well-planned part of Nokia’s transformation process,” said Jorma Ollila, Chairman and CEO of Nokia. “Sari has been closely involved in the development of the whole mobile infrastructure industry during the past 20 years, practically during her whole career at Nokia. She has, however, taken a very personal decision to make a change in her life and focus on new interests.”

“I wish Sari Baldauf all the best in her future aspirations. She is an extremely capable and driven person, and I am sure she will be successful in whatever she decides to turn her attention to,” Jorma Ollila added. “We will miss her strong and insightful contribution in our management team.  At the same time, the Networks organization that Sari is handing over to Simon Beresford-Wylie has been fine-tuned to give us an excellent basis for further development of the business in the current transition phase of the company and of the industry. Simon will bring new, fresh thinking and diversity to our Nokia management team. We look forward to working together with him and warmly welcome him to the team.”

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Nokia will hold a press conference regarding this change at 12.00 Finnish time, at Nokia House, Espoo. The press conference will also be web-casted. To join the press conference via web-cast please go to: www.nokia.com/press/pressconference.

A replay of the web-cast will be available later today.

For more information:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Additional background:

For more biographical information on Sari Baldauf and Simon Beresford-Wylie please go to www.nokia.com/press/pressconference.

PRESS RELEASE

December 3, 2004

Dr. JT Bergqvist resigns from Nokia

Espoo, Finland - Nokia today announced that Dr. JT Bergqvist is resigning from Nokia as of January 31, 2005.

Dr. Bergqvist has been heading the global business units of Networks, the telecommunications infrastructure business group of Nokia.  He has also been a member of the Nokia Group executive board since 2002.

“Dr. Bergqvist has informed us of his decision to leave Nokia for personal reasons,” said Mr Jorma Ollila, Chairman and CEO of Nokia. “During the last few years he has, with his team, determinedly participated in the turnaround process of our Networks business and in the introduction of commercial 3G networks technology, as well as decisively strengthened Nokia’s capabilities in the core networks area. I want to thank Dr. Bergqvist for his and his teams’ contribution to this work. I also wish him success in his future activities.

For more information:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2004		Nokia Corporation

	By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel